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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER 0-26467
                                                          CUSIP NUMBER 391601101

(Check One):  [X] Form 10-K  [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  SEPTEMBER 30, 2008
                  --------------------------------------------------------------
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  GREATER ATLANTIC FINANCIAL CORP.
                          ------------------------------------------------------
Former Name if Applicable:
                           -----------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER):  10700 PARKRIDGE
                                                          ----------------------
BOULEVARD
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City, State and Zip Code  RESTON, VIRGINIA 20191
                         -------------------------------------------------------

PART II - RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate). [ X ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

         We are not able to file a timely Form 10-K because we have not completed our financial statements for the fiscal year ended September 30, 2008. During the period that the Registrant's financial statements were being prepared, the preparation of those statements were delayed in order to obtain an analysis of certain investment securities held by the Registrant. That analysis was required in order to resolve the issue as to whether those securities were to be classified as "other than temporarily impaired." Further, our preparation was affected by the recent termination of our previously reported proposed merger with Summit Financial Group, Inc. That termination resulted in the need to consider further analysis of certain intangible and deferred tax asset balances as well as the analysis of the investment securities. In addition, continuing adverse market conditions and the complexity of accounting and disclosure issues have increased the need for additional review and analysis of the Registrant's subsidiary bank's business operations.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         CARROLL E. AMOS                    (703) 390-0340
--------------------------------------------------------------------------------
         (Name)                             (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is currently anticipated that the Form 10-K will reflect a net loss of approximately $3.4 million for the three months ended September 30, 2008, compared to net income of $3.2 million for the three months ended September 30, 2007. For the fiscal year ended September 30, 2008, it is anticipated that the Registrant will report a net loss of approximately $10.9 million compared to net income of $951,000 for the fiscal year ended September 30, 2007.

         The net loss for the three months ended September 30, 2008, reflects an impairment charge of $956,000 for goodwill; it also reflects a provision for income taxes of $830,000 as a result of increasing the allowance on the deferred tax asset during that period.

         The net loss for the fiscal year ended September 30, 2008, also reflects the impairment charge for goodwill of $956,000 incurred in the three months ended September 30, 2008, a provision for income taxes of $1.7 million as a result of increasing the allowance on the deferred tax asset and a $3.4 million provision for loan losses.

         The net income for the three months ended and for the fiscal year ended September 30, 2007 included a gain on branch sales of $4.3 million without similar gain being realized in the comparable periods ended September 30, 2008.



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GREATER ATLANTIC FINANCIAL CORP.
--------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 30, 2008          By: /s/ Carroll E. Amos
                                     ---------------------------------------
                                     Carroll E. Amos
                                     President and Chief Executive Officer